

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

<u>Via E-mail</u>
Eileen C. Pruette
General Counsel
SCYNEXIS, Inc.
P.O. Box 12878
Research Triangle Park, NC 27709-2878

>   **Re: SCYNEXIS, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted December 20, 2013**
>   **CIK No. 0001178253**

Dear Ms. Pruette:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that you submitted a confidential treatment request on December 23, 2013. We will provide any comments on your confidential treatment request and the related disclosure in a separate comment letter.

Prospectus Summary, page 1

4. Please revise your disclosure to explain what you mean by "clinically relevant" the first time you use this term.

Risk Factors
"We have never been profitable, we have no products approved…" page 9

5. Please expand this risk factor or include a standalone risk factor to discuss the going concern uncertainty reflected in the audit opinion issued by Deloitte.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Operating Results
Research and Development Expense, page 51

6. Please expand your disclosures to include the total costs incurred during each period presented and to date for each key research and development project.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 61

7. Please revise your disclosure to include all recent equity issuances, including warrants, common stock, and preferred stock through the date of effectiveness and provide an analysis of the valuation method and assumptions used to determine the fair value of the equity issuances. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

8. Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.

Business
Our Product Candidate: SCY-078
Clinical Experience with SCY-078, page 75

9. Please provide more detail about each of the Phase 1 studies of SCY-078 that have been completed. For example, please expand your disclosure to concisely describe the patient populations, dosages, clinical endpoints and the results observed that formed the basis for

>   your conclusions about the drug's safety profile, oral bioavailability, pharmokinetics, etc.
>   To the extent the results varied significantly among the trials, please provide elaboration.

Acquisition of SCY-078 from Merck, page 78

10. Please expand your description of your Merck agreement in the Business section to
    disclose:

    - the aggregate amount of potential milestones payments, as disclosed on pages F-33
      and F-45; and
    - the duration and termination provisions of the agreement.

Collaboration and License Agreements, page 81

11. Please expand your disclosure to describe the material terms of the following
    agreements:

    - your 2005 license agreement with Aventis; and
    - your 2005 patent assignment agreement with C-CHEM.

    Your disclosure should include, as applicable:

    - the nature and scope of intellectual property transferred;
    - each party's material rights and obligations;
    - the duration of the agreement and the royalty term;
    - a description of each party's right to terminate the agreement;
    - aggregate potential milestone payments to be received;
    - the range of royalties that may be payable (e.g. low single-digit or a range not to
      exceed ten percent); and
    - any other material payment provisions

R-Pharm, page 81

12. Please expand your description of your R-Pharm agreement to disclose:

    - the amount of the upfront payment;
    - the aggregate amount of potential milestones payments; and
    - the amount of royalties expressed as a range within ten percent, e.g., teens, twenties,
      etc.

Dechra, page 82

13. Please expand your description of your Dechra agreement to disclose:

- the amount of the upfront payment;
- the aggregate amount of potential milestones payments;
- the amount of royalties expressed as a range within ten percent, e.g., teens, twenties, etc.; and
- the expiration of the royalty obligation.

Intellectual Property, page 91

14. You state that you are the "owner of record (alone or jointly)" of 15 patents. In addition to the Merck patent, you state on page 92 that you have "exclusive ownership *or exclusive rights* to twelve of these U.S. patents." (Emphasis added.) Please revise your description to clarify whether you own or license the patents to which you have exclusive rights rather than ownership and the remaining two patents where you do not have exclusive ownership or rights. In addition, please identify the entity or entities from whom you license any material patent or share ownership and, if not already provided, describe the material terms of any such arrangement.

Executive Compensation, page 105

15. Please update your disclosure to include the information required by Item 402 of Regulation S-K for fiscal year 2013.

Notes to Unaudited Condensed Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-40

16. Please revise your disclosure to discuss how you evaluated your multiple element arrangements per ASC 605-25-25 in order to determine that all of your license revenue in the form of upfront payments is deferred and recognized over the applicable relationship period.

17. Regarding your development, license and supply agreement with R-Pharm, please disclose the amount of the upfront payment received and how you accounted for the agreement. In addition disclose each substantive milestone and the related contingent consideration. Refer to ASC 605-28-50-2b.

4. Commitments and Contingencies
License Arrangement with Potential Future Expenditures, page F-45

18. We note your disclosure that you entered into a licensing agreement for all health rights for SCY-078 including all related technical documents, preclinical data, data from the seven Phase 1 clinical trials conducted by Merck, and drug product in substance in which Merck is eligible to receive milestone payments that could total $19 million. Please

provide us your analysis regarding how you determined the transaction did not consist of inputs and processes to qualify as a business. Refer to ASC 805-10-55-4 to 9.

Item 16.   Exhibits and financial statement schedules.
(a)   Exhibits, page II-5

19. Please file a copy of each of the following agreements (or a form thereof) as an exhibit to your registration statement:

- the March 2013 Sanofi board observation rights agreement; and
- a form of the lock-up agreement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Matthew B. Hemington
        Cooley LLP
        3175 Hanover Street
        Palo Alto, California 94304